Exhibit (a)(5)(ii)
5551 Corporate Boulevard
Baton Rouge, LA 70808
Lamar Advertising Company Announces
Increase in Tender Offer Price For
2⅞% Convertible Notes Due 2010 — Series B and Extends Expiration Date
Baton Rouge, LA — June 29, 2009 — Lamar Advertising Company (NASDAQ: LAMR), a leading owner and operator of outdoor advertising and logo sign displays, today announced that in connection with the tender offer to purchase for cash any and all of its outstanding 2⅞% Convertible Notes due 2010 — Series B, it has increased the purchase price of the notes to $977.50 per $1,000 principal amount of notes tendered, plus accrued and unpaid interest up to, but not including, the payment date for the notes.
The full terms and conditions of the tender offer are set forth in the Offer to Purchase dated June 11, 2009, Letter of Transmittal and related materials, each as amended or supplemented from time to time.
In addition, Lamar has extended the tender offer. As amended, the tender offer will now expire at 12:00 midnight, New York City time, at the end of July 14, 2009, unless further extended or earlier terminated by Lamar.
The dealer managers for the tender offer are J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC. Global Bondholder Services Corporation is acting as depository and information agent in connection with the tender offer. Any questions regarding procedures for tendering the notes or requests for additional copies of the Offer to Purchase, Letter of Transmittal and related documents, which are available for free and which describe the tender offer in greater detail, should be directed to Global Bondholder Services Corporation, whose address and telephone number are as follows:
Global Bondholder Services Corporation
65 Broadway — Suite 723
New York, New York 10006
Holders call toll-free: (866) 857-2200
Banks and Brokers call: (212) 430-3774
Fax: (212) 430-3775
None of Lamar, its board of directors, the dealer managers, the information agent or the depository is making any recommendation to holders of notes as to whether or not they should tender any notes pursuant to the tender offer.
This press release is for informational purposes only and shall not constitute an offer to purchase nor a solicitation for acceptance of the tender offer described above. The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Lamar has distributed to holders of the notes and filed with the SEC on June 11, 2009 as exhibits to its Schedule TO, as each may be amended or supplemented from time to time. Holders of notes should read the Offer to Purchase, Letter of Transmittal and related tender offer materials, as amended or supplemented, because they contain important information. Holders of notes can obtain a copy of the Offer to Purchase, Letter of Transmittal and other tender offer related materials, as amended or supplemented, free of charge from the SEC’s website at www.sec.gov.
About Lamar
Lamar Advertising Company is one of the largest outdoor advertising companies in the United States based on number of displays and has operated under the Lamar name since 1902. As of June 1, 2009,

Lamar owned and operated approximately 154,000 billboard advertising displays in 44 states, Canada and Puerto Rico, approximately 98,000 logo advertising displays in 20 states and the province of Ontario, Canada, and operated over 27,000 transit advertising displays in 16 states, Canada and Puerto Rico. Lamar offers its customers a fully integrated service, satisfying all aspects of their billboard display requirements from ad copy production to placement and maintenance. Lamar’s corporate headquarters is located in Baton Rouge, Louisiana.
Contact:
Lamar Advertising Company
Keith A. Istre, 225-926-1000
ki@lamar.com